UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number 000-23189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROBINSON COMPANIES

RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.

14701 Charlson Road

Eden Prairie, MN 55347

Robinson Companies

Retirement Plan

Employer ID No: 41-0680048

Plan Number: 001

Financial Statements as of and for the

Years Ended December 31, 2011 and 2010,

Supplemental Schedule as of December 31, 2011,

and Report of Independent Registered Public

Accounting Firm

ROBINSON COMPANIES RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of

Robinson Companies Retirement Plan

Eden Prairie, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Robinson Companies Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 28, 2012

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Non-interest-bearing cash	$10,001	$—
Participant-directed investments — at fair value	437,434,821	420,350,099
Notes receivable from participants	12,798,818	11,961,567
Contributions receivable — employer	14,721,065	14,319,564

Net assets reflecting all investments at fair value	464,964,705	446,631,230

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Note 2)	(678,602)	(108,856)

NET ASSETS AVAILABLE FOR BENEFITS	$464,286,103	$446,522,374

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

ADDITIONS — Additions to net assets attributed to:
Contributions:
Employer	$30,512,978	$28,962,336
Participant	23,112,099	21,518,334
Rollover	1,275,068	968,995
Net unrealized and realized (depreciation) appreciation in fair value of investments (Note 4)	(16,919,029)	60,225,968
Interest and dividend income	4,129,325	2,431,390

Total additions	42,110,441	114,107,023

DEDUCTIONS — Deductions to net assets attributed to:
Benefits paid to participants	23,813,400	20,966,150
Administrative expenses	533,312	279,633

Total deductions	24,346,712	21,245,783

NET INCREASE	17,763,729	92,861,240
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	446,522,374	353,661,134

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$464,286,103	$446,522,374

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

General — C.H. Robinson Worldwide, Inc. (the “Company” or “CHRW”), established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit-sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Operation of the Plan — The Plan is administered by officers/employees of the Company (the “Advisory Committee”). The Advisory Committee meets on a quarterly basis with an independent investment advisor to review and monitor the investments within the Plan. Wells Fargo Institutional Retirement and Trust (“Wells Fargo”) is the trustee and recordkeeper of the Plan. The trustee is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid primarily by the Plan, with certain expenses paid directly by the Company.

Contributions — Participants may contribute up to 50% of their pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations, which were $16,500 for 2011 and 2010.

The Company makes both a discretionary profit-sharing contribution and an employer-matching contribution. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income.

The formula for the matching contribution is 100% of the first 4% of recognized compensation of total eligible participants in 2011 and 2010. The Company made matching contributions to the Plan of $15.8 million in 2011 and $14.6 million in 2010.

The profit-sharing amount was equal to 4% of total recognized compensation of eligible participants for 2011 and 2010. The Company added $14.7 million to the Plan as part of profit-sharing in 2011 and $14.3 million in 2010.

Participation and Vesting — Each employee who has completed 1,000 hours of service within the Plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit-sharing portion of the Plan on the first day of the following January or July. Each employee who has completed 30 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings and matching portions of the Plan.

The Plan has an enrollment feature, which allows the employee to set the deferral rate each pay period. Beginning January 1, 2007, the Company adopted automatic enrollment for new employees at a deferral rate of 4% as of the date they are eligible to participate in the retirement savings portion of the Plan. Employees are eligible to change the deferral rate at any time. The employer-matching contribution is made by the Company. Participants are 100% vested in their contributions as well as employer-matching contributions at all times. Employer profit-sharing contributions vest over a five-year vesting schedule, as detailed below:

When the Participant has Completed the Following Years of Vesting Service	The Vested Portion of the Participant’s Employer Profit- Sharing Account Will be
Less than 1 year	— %
More than one, but less than two years	20
More than two, but less than three years	40
More than three, but less than four years	60
More than four, but less than five years	80
Five years or more	100

A participant’s account is also fully vested and nonforfeitable when the participant attains age 60, is permanently disabled, or dies during employment, if the Plan is terminated, or if there is a complete discontinuance of contributions by the Company under the Plan. Amounts forfeited by former participants are used to restore rehired participant balances, to reduce employer-matching contributions, to reduce employer discretionary contributions, to reduce the Plan expenses, or to correct errors, omissions, and exclusions.

Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.

Forfeited Accounts — As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $274,034 and $100,256, respectively. These accounts will primarily be used to reduce future employer contributions, pay Plan administrative expenses, or allocate to remaining participants. During the year ended December 31, 2011 and 2010, employer contributions were reduced by $52,456 and $432,798, respectively, from forfeited nonvested accounts.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate as published by The Wall Street Journal for the last business day of the calendar month preceding the calendar month in which the loan is granted. Interest rates range from 3.25% to 8.25% for loans outstanding at December 31, 2011 and 2010. Loan principal and interest is repaid ratably through payroll deductions. Participant loans are valued at the unpaid principal balance plus accrued but unpaid interest. Participant loans outstanding amounted to $12,798,818 at December 31, 2011, and $11,961,567 at December 31, 2010, and are presented in the Statements of Net Assets Available for Plan Benefits as Notes receivable from participants.

Payment of Benefits — On termination of employment, retirement, reaching age 59 1/2, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment. Benefit payments are recorded upon distribution.

Investments — Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into 14 different investment funds, the Company’s stock, or into self-directed investment options (limited to investments in funds).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds including self-directed investment funds and the Company’s stock. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

In accordance with GAAP, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value.

The RiverSource Income Fund II invests in the RiverSource Income Fund I that is a stable value fund that may invest in traditional insurance investment contracts, U.S. government and agency securities, asset-backed securities, and collective investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

New Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement was effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan’s financial statements.

New Accounting Standards Not Yet Effective — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU No. 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statements of net assets available for benefits and statements of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

In accordance with the update to ASC 820, as of December 31, 2011 and 2010, the table below includes the major categorization for the Plan’s investments securities on the basis of the nature and risk of the investments:

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	2011
	(Level 1)	(Level 2)	(Level 3)	Total
Common stock — CHRW common stock	$67,827,275	$—	$—	$67,827,275

Mutual funds:
Domestic stock fund	103,453,204	—	—	103,453,204
International stock fund	52,653,851	—	—	52,653,851
Self-directed accounts	17,169,286	—	—	17,169,286
All asset fund	6,389,992	—	—	6,389,992
Life cycle funds	63,549,427	—	—	63,549,427

Total mutual funds	243,215,760	—	—	243,215,760

Common collective trusts:
Balanced funds	—	23,932,827	—	23,932,827
Stable value fund	—	44,534,799	—	44,534,799
Domestic equity index fund	—	57,924,160	—	57,924,160

Total	$311,043,035	$126,391,786	$—	$437,434,821

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	2010
	(Level 1)	(Level 2)	(Level 3)	Total
Common stock — CHRW common stock	$73,411,978	$—	$—	$73,411,978

Mutual funds:
Domestic stock fund	99,767,605	—	—	99,767,605
International stock fund	58,579,326	—	—	58,579,326
Self-directed accounts	16,397,066	—	—	16,397,066
All asset fund	3,124,719	—	—	3,124,719
Life cycle funds	51,373,151	—	—	51,373,151

Total mutual funds	229,241,867	—	—	229,241,867

Common collective trusts:
Balanced funds (1)	—	21,881,175	—	21,881,175
Stable value fund (2)	—	40,918,679	—	40,918,679
Domestic equity index fund (3)	—	54,896,400	—	54,896,400

Total	$302,653,845	$117,696,254	$—	$420,350,099

(1)	The Company has corrected the presentation of the balanced funds within the Plan’s portfolio investments fair value classification disclosure for 2010. This investment, which was valued at $21,881,175, was previously presented as a Level 1 investment and has now been presented as a Level 2 investment. Furthermore, this investment was originally misclassified as a mutual fund rather than common collective trust assets.

(2)	The Company has corrected the presentation of the stable value fund within the Plan’s portfolio investments fair value classification disclosure for 2010. The investment, which was valued at $40,918,679, was previously presented as a Level 1 investment and has now been presented as a Level 2 investment.

(3)	The Company has corrected the presentation of the Domestic Equity Index Fund within the Plan’s portfolio investments fair value classification disclosure for 2010. This investment was originally misclassified as a mutual fund rather than common collective trust assets.

For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2, or 3.

The Company’s common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year. The Company’s common stock is categorized as Level 1.

Shares of registered investment companies, consisting of mutual funds, are valued at quoted market prices that represent the net asset value of shares held at Plan year-end. These investments are categorized as Level 1. Self-directed accounts primarily consist of domestic and international mutual funds.

Investments in common collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Investments in common collective trust funds are categorized as Level 2. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2011.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010, are as follows:

	2011	2010
Common stock — CHRW common stock	$67,827,275	$73,411,978
MFS Institutional International Equity Fund	52,653,851	58,579,326
Wells Fargo Equity Index G	57,924,160	54,896,400
RiverSource Trust Income Fund II	43,856,186	40,809,823
John Hancock Mid-Cap Fund	42,394,368	40,078,503
American Beacon Small Cap Value Fund	31,531,024	31,677,361
BlackRock LifePath 2040 Portfolio Instl	29,488,915	26,119,767
RiverSource Trust Core Balanced Fund II	23,932,827	**

** Investment was less than 5% of Plan Net Assets.

The RiverSource Trust Income Fund II is shown at contract value for 2011 and 2010 above as the 5% is based on the statements of net assets available for benefits, which are presented at contract value.

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010**
Common collective trusts:
RiverSource Trust Core Balanced Fund II*	$996,708	$2,358,586
Wells Fargo Equity Index G*	1,113,276	7,222,558
Registered investment companies:
MFS Institutional International Equity Fund	(6,797,987)	5,175,064
Times Square Mid Cap Growth	(368,875)	2,273,037
Blackrock Small Cap Growth Fund	10,761	2,372,475
John Hancock Mid-Cap Fund	76,773	7,561,224
American Beacon Small Cap Value Fund	(1,536,205)	6,425,515
PIMCO All Asset	(307,138)	(3,817)
BlackRock LifePath 2020 Portfolio Instl	(11,618)	479,204
BlackRock LifePath 2030 Portfolio Instl	(256,898)	726,890
BlackRock LifePath 2040 Portfolio Instl	(1,292,659)	2,598,568
BlackRock LifePath 2050 Portfolio Instl	(811,399)	845,312
Black Rock LifePath Ret Portfolio Instl	55,356	240,542
Self-directed account	592,912	1,529,818
Common stock — CHRW common stock*	(8,382,036)	20,420,992

Net (depreciation) appreciation in fair value of investments	$(16,919,029)	$60,225,968

* Known party-in-interest.

** The Company has corrected the presentation of the Stable Value Fund interest income for 2010. The Company misclassified $556,061 of interest income as realized and unrealized appreciation in fair value of investments.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Wells Fargo. Wells Fargo was the trustee during the period as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

The Plan also holds 951,987 shares and 894,413 shares in the Company’s common stock as of December 31, 2011 and 2010, respectively. In addition, the Plan recorded $1,256,623 and $1,145,730 in dividend income from the investment in the Company’s common stock as of December 31, 2011 and 2010, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time, subject to the Plan’s provisions and ERISA regulations. In the event that the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 30, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

For the years ended December 31, 2011 and 2010, the following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2011	2010
Total net assets available for benefits per the financial statements	$464,286,103	$446,522,374
Deemed distribution loans	(4,189)	(4,210)

Total net assets available for benefits per the Form 5500	$464,281,914	$446,518,164

For the year ended December 31, 2011, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total net income per the financial statements	$17,763,729
Deemed distribution loans	21

Total net income per the Form 5500	$17,763,750

******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO

THE REQUIREMENTS OF FORM 5500

ROBINSON COMPANIES RETIREMENT PLAN

Employer ID No: 41-0680048

Plan Number: 001

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Current
Description	Value
Common collective trusts:
RiverSource Trust Income Fund II*	$44,534,788
RiverSource Trust Core Balanced Fund II*	23,932,827
Wells Fargo Equity Index G*	57,924,160
Registered investment companies:
American Beacon Small Cap Value Fund	31,531,024
Blackrock Small Cap Growth Fund	13,781,336
Times Square Mid Cap Growth Fund	15,746,476
MFS Institutional International Equity Fund	52,653,851
John Hancock Mid-Cap Fund	42,394,368
Pimco All Asset Fund	6,389,992
BlackRock LifePath 2020 Portfolio Instl	5,800,806
BlackRock LifePath 2030 Portfolio Instl	10,179,288
BlackRock LifePath 2040 Portfolio Instl	29,488,915
BlackRock LifePath 2050 Portfolio Instl	13,936,243
Black Rock LifePath Ret Portfolio Instl	4,144,175
Common stock — C.H. Robinson Worldwide, Inc. common stock*	67,827,275
Self-directed account	17,169,286
Participant loans* (interest rates range from 3.25% to 8.25% and maturity dates range from 2012 to 2020)**	12,794,640

TOTAL	$450,229,450

*Known party-in-interest.

**Net of $4,189 in deemed loan distributions.

Note: Cost information is not required for participant directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/s/Troy A. Renner
Troy A. Renner
Treasurer

Date: June 28, 2012